Filed by Business Objects, S.A. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Crystal Decisions, Inc.
Commission File No.: 000-31859

On July 18, 2003, the following text was posted on Business Objects, S.A.’s website.

Business Objects Announces Agreement
to Acquire Crystal Decisions

Creates the Leading Provider of Enterprise
Business Intelligence Solutions

“With this combination, we have seized an opportunity to take a leadership position in the BI market. The two companies are not only successful leaders in their respective spaces but have extremely complementary businesses. Together, we will become the clear choice for organizations looking to standardize on a single BI provider.” Bernard Liautaud, chairman and CEO of Business Objects.

Business Objects has announced its plans to acquire privately held Crystal Decisions, Inc., the fastest-growing vendor in the business intelligence (BI) market and the leading provider of enterprise reporting software.

This is a transformational deal for Business Objects and the BI industry, combining the market leader in query, reporting, and analysis with the market leader in enterprise reporting. Customers will now be able to buy the best products from a single vendor.

The combined organization will be the clear revenue leader of the business intelligence market, with $736 million in revenue for the twelve months ended March 31, 2003.

This move is especially beneficial for customers because Business Objects will have the strongest, most complete product line. The company’s products will meet the needs of all BI users in the enterprise — executives, power users, and information consumers.

The combined company will have a powerful range of distribution channels, including enterprise sales, OEM, resellers, and inside sales organizations. And the new organization sees significant new growth opportunities through geographic expansion, and other synergies.

This transaction is subject to approval by governmental authorities as well as Business Objects shareholders. It is expected to close in 4Q03. Bernard Liautaud will be chairman and chief executive officer of the combined company.

Until closing, the companies are prohibited from operating as one by the Hart-Scott- Rodino Act, a United States federal law that regulates mergers and acquisitions. Integration planning will take place in the meantime, with additional information about specific product and company integration available at the closing.

This is an exciting time for Business Objects and the BI industry.

Forward-Looking Statements

This document contains forward-looking statements that involve risks and uncertainties concerning Business Objects’ proposed acquisition of Crystal Decisions, Business Objects’ expected financial performance, as well as Business Objects’ strategic and operational plans. Actual events or results may differ materially from those described in this email due to a number of risks and uncertainties. The potential risks and uncertainties include, among others, the possibility that the transaction will not close, that the closing may be delayed or that the companies may be required to modify aspects of the transaction to achieve regulatory approval; the reaction of customers of Business Objects and Crystal Decisions to the transaction; Business Objects’ ability to successfully integrate Crystal Decisions’ operations and employees; Business Objects’ ability to transition Crystal Decisions’ customers; the introduction of new products by competitors or the entry of new competitors into the markets for Business Objects’ and Crystal Decisions’ products; and economic and political conditions in the U.S. and abroad. More information about potential factors that could affect Business Objects’ business and financial results is included in Business Objects’ Annual Report on Form 10-K for the fiscal year ended December 31, 2002 and Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2003, including (without limitation) under the captions, “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which are on file with the Securities and Exchange Commission (the “SEC”) and available at the SEC’s website at www.sec.gov, and will be included in Business Objects’ Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2003, which will be filed with the SEC in the near future. For more information and additional risk factors regarding Crystal Decisions, see the information under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in the Annual Report on Form 10-K for the fiscal year ended June 28, 2002, the Quarterly Report on Form 10-Q for the quarterly period ended March 28, 2003, and Crystal Decisions’ Registration Statement on Form S-1 and all amendments thereto, initially filed by Crystal Decisions with the SEC on May 23, 2003. Neither Business Objects nor Crystal Decisions undertake any obligation to update these forward-looking statements to reflect events or circumstances after the date of this email.

Additional Information About the Proposed Acquisition and Where to Find It

Business Objects and Crystal Decisions intend to file with the SEC a joint proxy statement/prospectus/information statement and other relevant materials in connection with the proposed acquisition of Crystal Decisions by Business Objects. The joint proxy statement/prospectus/information statement will be mailed to the security holders of Business Objects and Crystal Decisions. Investors and security holders of Business Objects and Crystal Decisions are urged to read the joint proxy statement/prospectus/information statement and the other relevant materials when they become available because they will contain important information about Business Objects, Crystal Decisions and the proposed acquisition. The joint proxy statement/prospectus/information statement and other relevant materials (when they become available), and any other documents filed by Business Objects or Crystal Decisions with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Business Objects by contacting Business Objects Investor Relations, 3030 Orchard Parkway, San Jose, California, 95134, 408-953-6000. Investors and security holders may obtain free copies of the documents filed with the SEC by Crystal Decisions by contacting Crystal Decisions Investor Relations, 895 Emerson Street, Palo Alto, California, 94301, 800-877-2340. Investors and security holders of Business Objects are urged to read the joint proxy statement/prospectus/information statement and the other relevant materials when they become available before making any voting decision with respect to the proposed acquisition.

Bernard Liautaud, Business Objects’ Chairman and Chief Executive Officer, and certain of Business Objects other executive officers and directors may be deemed to be participants in the solicitation of proxies of Business Objects’ stockholders in connection with the proposed acquisition. A description of the interests of Mr. Liautaud and Business Objects’ other executive officers and directors in Business Objects is set forth in the Definitive Proxy Statement for Business Objects’ annual meeting of stockholders, which was filed with the SEC on April 8, 2003. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Mr. Liautaud and Business Objects’ other executive officers and directors in the proposed acquisition by reading the joint proxy statement/prospectus/information statement when it becomes available.

Jonathon Judge, Crystal Decisions’ President and Chief Executive Officer, and certain of Crystal Decisions’ other executive officers and directors may be deemed to be participants in the solicitation of proxies of Business Objects’ stockholders in connection with the proposed acquisition. A description of the interests of Mr. Judge’s and Crystal Decisions’ other executive officers and directors in Crystal Decisions is set forth in the Preliminary Proxy Statement for Crystal Decisions’ annual meeting of stockholders, which was filed with the SEC on July 9, 2003. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Mr. Judge and Crystal Decisions’ other executive officers and directors in the proposed acquisition by reading the joint proxy statement/prospectus/information statement when it becomes available.